Free writing prospectus
dated September 11, 2024
Filed pursuant to Rule 433
Registration Statement No. 333-281556
Owlet Announces Pricing of Public Offering and Comprehensive Debt Refinancing for Total Gross Proceeds of up to $46.6 Million
The Company anticipates receiving $11.6 million in proceeds from the underwritten public offering and up to $35 million in proceeds from the debt refinancing.
LEHI, Utah — September 11, 2024 — Owlet, Inc. (“Owlet” or the “Company”) (NYSE:OWLT), the pioneer of smart infant monitoring, today announced the pricing of an underwritten public offering of 3,135,136 shares of the Company’s Class A common stock (the “Offering”). The shares of Class A common stock are being sold at a public offering price of $3.70 per share, before underwriting discounts and commissions. In addition, Owlet has granted the underwriter a 30-day option to purchase up to an additional 15% of the gross proceeds of its Class A common stock at the public offering price per share, before underwriting discounts and commissions. All of the shares in the Offering are to be sold by the Company. The gross proceeds to Owlet from the Offering are expected to be approximately $11.6 million, before deducting underwriting discounts and commissions and other offering expenses. The Offering is expected to close on or about September 13, 2024, subject to the satisfaction of customary closing conditions.
Owlet intends to use the net proceeds from the Offering for general corporate purposes, capital expenditures, working capital and general and administrative expenses.
Owlet also announced today its entrance into a term loan agreement with Western Technology Investment (the “Term Loan Agreement”) and a revolving line of credit with Mountain Ridge Capital (the “Credit Agreement,” and together with the “Term Loan Agreement,” the “Debt Refinancing”). The Term Loan Agreement provides for a term loan facility of up to $15 million. The Term Loan Agreement consists of a first tranche of $10 million, with $7.5 million expected to fund shortly after closing and $2.5 million available to fund until December 31, 2024. The second tranche of $5 million is available after June 30, 2025, subject to certain conditions under the Term Loan Agreement. The Credit Agreement provides for a three-year revolving credit facility of up to $15 million, increasing to up to $20 million on the first anniversary of the Credit Agreement’s effective date. As a result of the Debt Refinancing, the Company expects further access to capital and increased operational flexibility.
Titan Partners Group, a division of American Capital Partners, is acting as the sole bookrunner for the Offering and served as financial advisor to the Company on its Debt Refinancing.
The securities described above are being offered by Owlet pursuant to an effective shelf registration statement on Form S-3 that was previously filed with the U.S. Securities and Exchange Commission, or the SEC. The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement, copies of which may be obtained, when available, by request from: Titan Partners Group LLC, a division of American Capital Partners, LLC, 4

World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.
About Owlet, Inc.
Owlet’s digital health infant monitoring platform is transforming the journey of parenting. Owlet, a small-cap healthcare growth equity, offers FDA-authorized medical and consumer pediatric wearables and an integrated HD visual and audio camera that provide real-time data and insights to parents who safeguard health, optimize wellness, and ensure peaceful sleep, for their children.
Since 2012, over 2 million parents worldwide have used Owlet’s platform contributing to one of the largest collections of consumer infant health and sleep data. The Company continues to develop software and digital data solutions to bridge the current healthcare gap between hospital and home and bring new insights to parents and caregivers globally. Owlet believes that every child deserves to live a long, happy, and healthy life.
Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. All statements other than statements of historical facts contained herein, including without limitation statements regarding the completion of the public offering and the availability and amount of proceeds under the Debt Refinancing are forward-looking statements reflecting the current beliefs and expectations of Owlet’s management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent Owlet’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of Owlet’s Class A common stock, the satisfaction of closing conditions related to the proposed public offering, and risks relating to Owlet’s business, including those risks described in periodic reports that Owlet files from time to time with the SEC, as well as the preliminary prospectus supplement and accompanying prospectus relating to the proposed public offering. The forward-looking statements included in this press release speak only as of the date of this press release, and Owlet does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.
Investor Relations Contact:
Jay Gentzkow
jgentzkow@owletcare.com
Media Contact:
pr@owletcare.com